Exhibit 99.49

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Announces Financial Results for Quarter Ended
June 30, 2017

Halifax, Nova Scotia; August 8, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today released its financial and operational results for the second quarter ended June 30, 2017.

“We have continued to accelerate the pace of our clinical programs in the second quarter, particularly in immuno-oncology,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “We introduced a second anti-cancer candidate into the clinic, broadened our working relationships with our collaborators, including Merck and Dana Farber, and expanded the scope of our DPX-Survivac program. With multiple candidates in the clinic, strong industry partners, a committed and talented team in place, along with additional financing activities during the quarter, we believe Immunovaccine is well-positioned to continue the pace of success we’ve seen in the past year.”

Operational Highlights of the Second Quarter 2017 Include:

•	Initiating the first DPX-E7 clinical study – The first study participant was treated in a Phase 1b/2 clinical study evaluating Immunovaccine’s second clinical stage investigational cancer vaccine, DPX-E7, in combination with low-dose cyclophosphamide in patients with incurable cancers related to the human papillomavirus (HPV). Dana-Farber Cancer Institute (DFCI) is leading the DPX-E7 study.

•	Expanding the clinical program for DPX-Survivac – Immunovaccine achieved two milestones this quarter for its lead product candidate. The University Health Network’s Princess Margaret Cancer Centre received regulatory clearance for a Phase 2 clinical study. This trial will evaluate the safety and efficacy of Merck’s checkpoint inhibitor, pembrolizumab, in combination with DPX-Survivac and low-dose cyclophosphamide in patients with recurrent ovarian cancer.

In addition, another investigator-sponsored Phase 2 clinical trial was initiated to evaluate the use of evaluate the use of DPX-Survivac, a checkpoint inhibitor drug currently marketed by a large pharmaceutical company, and low-dose cyclophosphamide in patients with measurable or recurrent diffuse large B-Cell lymphoma (DLBCL).

•	Achieving groundbreaking clinical immunogenicity results for DPX-RSV – In a follow-up to the Company’s Phase 1 trial evaluating its small B cell epitope vaccine candidate DPX-RSV in respiratory syncytial virus (RSV), the Company announced that 100 percent of healthy older adult volunteers who responded to vaccine showed a sustained antigen-specific response one year post-vaccination with DPX-RSV. The immune responses were as high at Year 1 as they were at the six-month mark, indicating the potential for DPX-RSV to address a significant unmet medical need in the elderly population - to provide protection against RSV for an entire season.

•	Closing financing offering - In June, the Company announced the closing of a $10 million bought deal offering.

“With this financing in place, we are well-positioned to plan for an expansion of our clinical program for DPX-Survivac across multiple indications,” said Pierre Labbé, Chief Financial Officer at Immunovaccine. “With DPX-Survivac’s clinically demonstrated ability to target survivin, which has been implicated in over 20 types of cancer, we believe that we have only scratched the surface of our lead candidate’s potential.

Financial Results

The Company prepares its unaudited interim condensed consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Chartered Professional Accountants of Canada – Accounting Part I (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The net loss and comprehensive loss of $2,606,000 or $0.02 per basic and diluted share for the quarter ended June 30, 2017 was $1,201,000 higher than the net loss and comprehensive loss for the three months ended June 30, 2016. This relates mainly to a $171,000 increase in research and development costs, a $314,000 increase in business development and investor relations costs, a $461,000 increase in general and administrative expenditures, a decrease in revenue of $65,000, and a $190,000 increase in accreted interest.

For the six months ended June 30, 2017, the net loss and comprehensive loss was $4,975,000 or $0.04 per basic and diluted share, $1,719,000 higher compared to the same period in 2016. This relates mainly to a $234,000 increase in research and development costs, a $374,000 increase in business development and investor relations costs, a $650,000 increase in general and administrative expenditures, a decrease in revenue of $130,000, and a $331,000 increase in accreted interest.

At June 30, 2017, Immunovaccine had cash and cash equivalents of $19,273,000 and working capital of $18,868,000 as compared to $13,547,000 in cash and $12,982,000 in working capital as at December 31, 2016.

As of August 8, 2017, the number of issued and outstanding common shares was 127,701,209. As of August 8, 2017, the number of stock options outstanding was 4,897,440, the number of outstanding deferred share units was 477,287 and the number of outstanding warrants was 7,966,721.

Immunovaccine’s unaudited interim condensed consolidated financial statements for the six months ended June 30, 2017 and the management discussion and analysis (MD&A), will be available at www.sedar.com.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax™, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Christy Curran, Sam Brown Inc.

T: (615) 414-8668 E: christycurran@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com